Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL acquires interests in several licenses in Argentina to appraise their shale gas potential

On January 14, 2011, TOTAL S.A. (“TOTAL”) announced that it had acquired interests in four exploration licenses in Argentina in partnership with YPF in order to appraise their shale gas potential. Located in the Neuquén Basin, the licenses were awarded by the provincial authorities for a six-year period. The four new blocks are the latest addition to the Group’s portfolio of assets in Argentina, which includes significant holdings in shale gas play.

More specifically, TOTAL has acquired:

•	A 42.5% interest in both the Aguada de Castro and Pampa las Yeguas II licenses, which TOTAL will operate.

•	40% interest in the Cerro Las Minas license and a 45% interest in the Cerro Partido license, which will be operated by YPF.

The latest transactions follow on from the acquisition of 85% stakes in the La Escalonada and Rincón La Ceniza blocks in the same shale gas play in early 2010. As operator, TOTAL is currently conducting geological, seismic and petrophysical studies in these blocks.

In 2010, the Group carried out similar studies on two other long-held blocks that it operates: Aguada Pichana (27.3%) and San Roque (24.7%).

TOTAL is planning to drill exploration wells in 2011 to evaluate the play’s potential.

The entire shale gas zone held by TOTAL represents a combined area of 1,548 square kilometers (approximately 380,000 acres) in TOTAL’s net share.

Australia: TOTAL and partners launch the development of the GLNG project

On January 13, 2011, TOTAL announced that it and its partners Santos (operator), Petronas and Kogas announced the sanction of the GLNG project in Australia, representing a $16 billion investment. The GLNG project consists of the development of coal seam gas fields and the construction of a 420 kilometer gas transmission pipeline and a liquefaction plant of 7.2 million tons per year (Mt/y). First Liquefied Natural Gas (LNG) is expected to be delivered in 2015 and plateau production of the LNG plant is expected to be reached in 2016 and continue for more than 20 years.

The signature of binding LNG off-take contracts with Petronas and in December 2010 with Kogas, secures an annual off-take of 7 million tons of LNG.

The integrated LNG project consists of extracting coal seam gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen and Surat Basin in Queensland, eastern Australia. The fields’ resources are estimated at over 250 billion cubic metres (Gm3) (9 trillion cubic feet) of gas. The Fairview field already produces 3.1 million cubic meters (Mm3) (110 million cubic feet) a day for the local market. The partners of the GLNG project aim to develop their share of these fields to reach a production plateau of 9 Gm3 per year, i.e., 900 million cubic feet per day (41,000 barrels of oil equivalent per day in TOTAL’s share).

Last September, TOTAL acquired a 20% interest, which increased to 27.5% in December 2010 when Kogas joined the project. Partners on the project are now Santos operator with 30%; Petronas, 27.5%; TOTAL, 27.5%; and Kogas, 15%.

GLNG construction activity will commence immediately with an expected 1,500 jobs to be created in the first half of 2011. GLNG is expected to create 5,000 jobs during construction phase and 1,000 permanent jobs during production phase.

UK: New gas and condensate discovery in the West of Shetland

On January 6, 2011, TOTAL announced that its affiliate Total E&P UK made a new gas and condensate discovery in the West of Shetland on the United Kingdom Continental Shelf, close to the currently under development Laggan and Tormore fields.

The Edradour exploration well lies in block 206/4, 75 kilometers North West of Shetland in a water depth of 300 meters. The well reached a depth of more than 3,500 meters and encountered gas and condensate in a Cretaceous reservoir with good petrophysical properties. Full formation evaluation, including an extensive sampling program, has been undertaken. Once the appraisal phase is completed, studies are expected to be launched to consider the development of these new resources through the Laggan and Tormore facilities.

TOTAL has a 75% operating interest in the Edradour license, with DONG E&P UK Limited (DONG) holding the remaining 25%. TOTAL (80%) and DONG (20%) are also partners in the TOTAL operated Laggan and Tormore development, which was sanctioned in March 2010 and is scheduled to produce first gas in 2014.

TOTAL’s Corporate Venture acquires an interest in Elevance, a company developing an innovative technology to transform renewable oils into performance chemicals

On December 20, 2010, TOTAL announced that it acquired an interest in Elevance Renewables Sciences Inc., a Chicago-based company developing an innovative technology to convert renewable oils, such as vegetable oils, into low cost and high value, performance chemicals. This innovative process is based upon olefin metathesis, a Nobel Prize winning technology.

This investment is part of TOTAL’s strategy for energy diversification, in particular by supporting the development of innovative start-ups through its Corporate Venture Activity.

Created in 2007, Elevance develops products that are aimed at serving numerous markets, including lubricants, fuels, personal care products, detergents and other specialty chemicals markets.

Elevance is already building its first facility in Indonesia, in joint venture with Wilmar international, in order to implement its technology at industrial scale.

TOTAL’s investment in Elevance is part of a capital increase in which other investors have also participated and that is expected to further support the ongoing development of the company, in particular to build additional facilities. TOTAL will have a seat on Elevance’s Board of Directors.

TOTAL and Suncor form a strategic alliance in Canada’s oil sands

On December 17, 2010, TOTAL announced that its subsidiary Total E&P Canada Ltd. (“Total”) and Suncor Energy Inc. (“Suncor”) had signed several agreements to form a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the Total-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, Canada. Under the alliance, the companies will pool their combined interests in these projects, with the respective operator holding 51% and the other partner 49%.

The agreements comprise four substantial and related transactions:

•

Total is acquiring 19.2% of Suncor’s interest in the Fort Hills project. Taking into account Total’s acquisition of UTS, finalized in October 2010, the company will have an overall 39.2% interest in Fort Hills. Suncor, as operator, will hold 40.8%. Teck Resources Ltd. continues to own its 20%.

•

Suncor is acquiring 36.75% of Total’s interest in the Joslyn project. Total, as operator, will retain a 38.25% interest in the project, with Occidental Petroleum (15%) and Inpex (10%) holding the remaining 25%.

•

Total is also acquiring a 49% stake in the Suncor-operated Voyageur upgrader project located near Fort McMurray. This facility of which construction was suspended in 2008 will have a capacity of around 200,000 barrels per day (b/d) of upgraded products and will process Total’s Fort Hills and Joslyn bitumen production. Work is expected to resume once the front-end engineering design is updated in 2011.

•

As a result of the terms of these transactions and the related net balancing of the portfolio, in particular to contribute to the past costs of the Voyageur project, Total will pay Suncor CAD 1,751,250,000 (approximately €1.35 billion as of December 17, 2010), with a value date of January 1, 2011.

Suncor and Total have agreed to a joint commitment to develop Fort Hills and Voyageur in parallel so that both come on stream early 2016. The main engineering and procurement contracts for these two projects are expected to be awarded in 2011. Both companies have also confirmed the Joslyn North Mine timetable, with production of 100,000 b/d expected to commence in 2017-2018, subject to receiving the necessary permits.

The implementation of the agreements is subject to securing the necessary regulatory approvals from the Government of Canada and certain other approvals. As a result of the agreements, Total will no longer proceed with the planned construction of an upgrader in Edmonton.

Australia: TOTAL increases its interest in the GLNG project from 20% to 27.5%

On December 17, 2010, TOTAL announced the signature of an agreement to acquire an additional 7.5% interest in Australia’s GLNG (Gladstone LNG) project from Santos for an amount of US $281.25 million. This will increase TOTAL’s overall stake in the project to 27.5%.

At the same time, South Korea’s Kogas has signed an agreement to join the project with a 15% stake and has also committed to lift 3.5 million tons per year (Mt/y) of Liquefied Natural Gas (LNG). Given the 3.5 Mt/y of LNG lifted by Petronas, the GLNG project now has firm offtakers for most of its two trains. Kogas’ entry means that TOTAL will no longer be committed to lift LNG from GLNG.

Once the transactions have been finalized, operator Santos will hold 30%; Petronas, 27.5%; TOTAL, 27.5%; and Kogas, 15%. The transactions are subject to the approval of Australia’s Foreign Investment Review Board.

The project also includes transporting the production over approximately 400 kilometers to a gas liquefaction plant in the industrial port of Gladstone, northeast of Brisbane, on the eastern coast of Australia. The GLNG liquefaction plant will consist of two trains with an expected total production capacity of 7.2 Mt/y.

TOTAL deploys workplace gender equality agreement

On December 9, 2010, TOTAL announced that, pursuant to the workplace gender equality agreement signed by TOTAL Senior Management and representatives of Oil Business employees in France in 2010, TOTAL had deployed tangible measures to promote gender equality. The Group’s other companies are negotiating their own agreements that will be implemented in the coming months, in accordance with each company’s scope and specific procedures.

According to this agreement, the salaries of 2,300 women employees were increased by an average 3.7% as from October 2010.

In addition to closing the wage gap between men and women, the measures taken cover hiring, promotion and work-life balance.

As concerns hiring, TOTAL has set a target of recruiting women in proportion to the number of women graduates from schools and universities. To foster a more gender-diverse pool of applicants, TOTAL is also working with academic institutions to encourage more applications from women.

In the area of career development, TOTAL has committed to promoting women and men in the same proportions, based on equivalent qualifications and experience.

Lastly, to foster better work-life balance, TOTAL will cover childcare costs during training or off-site assignments, grant an entitlement of eight paid working days for both adoption and maternity, to be taken as needed, and maintain part of an employee’s salary in the event of parental leave to tend for a sick or disabled child.

A workplace gender equality committee has been created to define the methods for implementing and tracking these measures through a consensus-building process.

This agreement follows on an earlier European agreement on equal opportunity signed with employee representatives in November 2005. Two years went into preparing the new agreement, which garnered broad support from the trade unions and TOTAL Senior Management.

These workplace equality initiatives are a reflection of the Group’s human resources policy, which has for several years now aimed to foster, equal opportunity, gender and cultural diversity.

TOTAL announces plan to sell Specialty Chemicals’ photocure and coatings resins assets to Arkema

On December 7, 2010, TOTAL announced a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value.

The transaction reflects TOTAL’s strategy of refocusing its Specialty Chemicals activities.

The assets to be divested include Cray Valley and Cook Composites & Polymers (CCP) coatings resins business and Sartomer’s photocure resins businesses, which together employ nearly 1,750 people in 13 countries. These aligned businesses produce specialty products for the paint, adhesives and industrial coatings markets and are expected to generate revenue of around €850 million in 2010, an increase of 20% over the prior year.

The planned transaction is designed to strengthen Arkema’s acrylics segment. The combination of these assets with Arkema’s Emulsion Systems and Additives business is expected to create a global leader in the coatings market, supported by a diversified portfolio of technologies and strong growth potential.

Cray Valley and CCP’s Composites Resins and Hydrocarbon Specialty Chemicals (HSC) activities are not affected by this divestment project. Following the sale, these activities will be conducted through TOTAL’s petrochemicals organization, which supplies their feedstock.

The divestment is subject to the applicable legally required consultation and notification processes for employee representatives at TOTAL and Arkema and to the approval of the anti-trust authorities in the countries concerned. It could take place in the first half of 2011.

UK North Sea: Launch of the development of West Franklin Phase 2

On November 30, 2010, TOTAL announced the launch of Phase 2 of the development of the West Franklin field, after receiving approval from the UK Government’s Department of Energy and Climate Change (DECC).

The West Franklin field is located in Blocks 29/5b and 29/4d in the UK sector of the North Sea, approximately 240 kilometers East of Aberdeen. It was discovered in 2003 and began producing gas and condensates in 2007. In 2008, drilling of an appraisal well more than doubled the field’s estimated reserves and prompted the Phase 2 development.

The West Franklin Phase 2 development involves the drilling of three wells and the installation of a new platform tied back to the Elgin/Franklin facilities. This development is expected to require an investment of around 1 billion USD. Production is expected to start by the end of 2013 and should reach 40,000 boe/day.

TOTAL operates the Elgin/Franklin fields and the West Franklin field on behalf of Elgin Franklin Oil & Gas (EFOG: Total E&P UK Ltd, 77.5% and GDF SUEZ, 22.5%). EFOG holds 46.2% in the field alongside Eni UK Limited, BG Group, E.ON Ruhrgas, Chevron, Esso Exploration & Production UK Limited, Dyas and Summit Petroleum Limited.

The Elgin/Franklin area delivers about 7% of the United Kingdom’s oil and gas production.

TOTAL revives its exploration activities in Gabon

On November 25, 2010, TOTAL announced that the Gabonese government had approved the acquisition by its subsidiary Total Gabon of interests in three onshore exploration licenses in the sedimentary basin of Gabon:

•	A 50% interest in the Mutamba-Iroru license, alongside Vaalco. The 1,094 square kilometer license is located in southern Gabon, near the Atora field production facilities operated by Total Gabon.

•	A 30% interest in the DE7 license alongside Perenco. Located in the Omboué region in central Gabon, the license covers an area of 2,175 square kilometers.

•	A 20% interest in the Nziembou license alongside Perenco and Tullow. The license extends over an area of 1,026 square kilometers and is located near the Rabi field.

Malaysia: TOTAL acquires interest in a deep offshore exploration block

On November 19, 2010, TOTAL announced that it had signed an agreement with the national oil company Petronas to acquire an 85% interest in the Block SK317B, offshore Malaysia. Under the terms of the agreement, TOTAL will operate the Block alongside its partner Petronas Carigali holding the remaining 15% interest.

Block SK317B is located around 100 kilometers offshore Sarawak, in water depths ranging from 200 to 1,000 meters. It covers an area of more than 700 square kilometers. The work commitments during the exploration period encompass seismic data acquisition and deep offshore exploration drilling, an area in which TOTAL enjoys a recognized expertise.

Payment of the 2010 interim dividend

Following a decision by the Board of Directors on July 29, 2010, TOTAL paid the 2010 interim dividend of €1.14/share (approximately €2.5 billion) on November 17, 2010.

TOTAL launches project to build a solar panel plant in France

On November 15, 2010, TOTAL announced the construction of a photovoltaic panel production and assembly unit at Composite Park in France’s north-eastern region of Moselle.

With a surface area of 2,800 square meters, the plant will house two production lines for a total capacity of 50 megawatt peak (MWp) representing about 220,000 photovoltaic panels per year.

Construction is scheduled to begin in early 2011 and the first line (25 MWp) is expected to come on stream towards the end of the year.

In the long run, the new unit is expected to create around 80 jobs in the region.

TOTAL agrees to sell to Perenco its exploration and production interest in Cameroon

On November 10, 2010, TOTAL announced it had finalized an agreement in principle with Perenco, an independent exploration and production French company, to sell its 75.8% equity in its upstream affiliate Total E&P Cameroun, a Cameroonian company in which other shareholders include the national oil company – SNH (Société Nationale des Hydrocarbures – 20%) and Paris Orléans – Groupe Rotchshild (4.2%). This agreement is subject to the Cameroonian Authorities’ approval.

Today, production from the mature fields operated by TOTAL in Cameroun reaches 40,000 barrels per day (b/d), which represents an equity production of 8,000 b/d, or 0.3% of the Group’s total production.

TOTAL is active in refining through its 19.7% interest in Sonara, the national refining company, and in oil crude storage with a 18% interest in the “Société Camerounaise de Dépôts Pétroliers”*. Furthermore, TOTAL’s affiliate Total Cameroun SA is the leading distributor of oil products with 160 service stations, representing 45% of the market. The sale of TOTAL’s interest in Total E&P Cameroun does not concern these downstream activities.

TOTAL and CPI join forces to study a coal-to-olefins petrochemical project in China

On November 4, 2010, TOTAL and the Chinese energy group China Power Investment Corporation (CPI) announced their intention to build a coal-based petrochemical plant in China. The two companies signed a letter of understanding (LOU) on November 4 in Paris during the state visit of the Chinese president, Hu Jintao, to study the construction of a world scale plant in coal-rich Inner Mongolia.

TOTAL aims to bring to this partnership its expertise in the Methanol to Olefins (MTO) and the Olefin Cracking Process (OCP) technology that Total Petrochemicals has tested extensively at its purpose-built semi-commercial plant in Feluy (Belgium). TOTAL also aims to study solutions on how to capture and store CO2 using the know-how gained from its CCS pilot project in Lacq (France).

Following the signature of the LOU, both companies will now launch a feasibility study on a project regarding a 1 Mt/year polyolefins production site, based on methanol produced from the gasification of coal. The investment for the plant, which is expected to start production after 2015, is estimated at 2 to 3 billion euros and should mark a major step for a stronger development of TOTAL in China. It is also expected to give CPI access to state of the art technology that incorporates highest environmental standards.

The MTO technology allows the production of propylene and ethylene from methanol, which can be obtained from various feedstocks such as natural gas, coal or biomass. In combination with the OCP process, it allows a very high yield of polyolefin production.